

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Brett R. Whitmire
Chief Financial Officer
DIODES INCORPORATED
4949 Hedgcoxe Road, Suite 200
Plano, Texas 75024

      Re: DIODES INCORPORATED
      Form 10-K for the Year Ended December 31, 2020
      Filed February 22, 2021
      File No. 002-25577

Dear Mr. Whitmire:

      We have reviewed your July 22, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1. We note your response to prior comment 1 and reissue our comment. While we acknowledge the table on page 40 of your 2020 10-K presents revenue by end-user market as a percentage of total revenue during each period, we do not believe you adequately disclose and discuss the factors that resulted in changes in revenue by end-user market as addressed in earnings calls. Please expand your annual and quarterly disclosures to address the factors that impact changes in revenue by end-user market.

You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing